UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                               (Amendment No. 1)*


                             NOVAMERICAN STEEL INC.
                                (Name of Issuer)

                   COMMON SHARES, WITHOUT NOMINAL OR PAR VALUE
                         (Title of Class of Securities)

                                    669959108
                                 (CUSIP Number)

                                 D. Bryan Jones
                2175 Hymus Blvd., Dorval, Quebec, Canada H9P 1J8
                                 (514) 368-6455
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 29, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

CUSIP NO. 669959108                  13D                      Page 2 of 10 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

                           D. Bryan Jones

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |X|

                                                                   (b)  | |

3        SEC USE ONLY

4        SOURCE OF FUNDS

         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             | |

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Mr. Jones is a citizen of Quebec, Canada.

                 7       SOLE VOTING POWER
NUMBER OF
SHARES               6,260,290(1)
BENEFICIALLY
OWNED BY         8       SHARED VOTING POWER
EACH
REPORTING                     0
PERSON WITH
                 9       SOLE DISPOSITIVE POWER

                      6,260,290

                 10      SHARED DISPOSITIVE POWER

                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           6,260,290(2)

____________________
1 Mr. Jones is the President, Secretary, sole director and sole shareholder of 3349942 Canada Inc. and President, Secretary and sole director of 3414116 Canada Inc., of which 3349942 Canada Inc. is the sole shareholder, and accordingly, has sole voting and investment power with respect to the Novamerican Steel Inc. ("Novamerican") Common Shares held by these entities. 3349942 Canada Inc. owns 4,491,669 Common Shares and 3414116 Canada Inc. owns 1,381,217 Common Shares. By virtue of the fact that Mr. Jones is the President, Secretary and sole director of each of those companies and sole shareholder of 3349942 Canada Inc., he is deemed to be the beneficial owner of all of the Novamerican Common Shares owned by each of these entities. Due to its ownership of 3414116 Canada Inc., 3349942 Canada Inc. may be deemed to beneficially own the Novamerican Common Shares directly owned by 3414116 Canada Inc. (1,381,217 Common Shares) in addition to those Common Shares held directly by 3349942 Canada Inc. (4,491,669 Common Shares) for a total of 5,872,886 Common Shares.

CUSIP NO. 669959108               13D                        Page 3 of 10 Pages

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         See Item 5 below. | |

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           64.5%

14       TYPE OF REPORTING PERSON

         IN

___________________



2 Mr. Jones holds 387,404 Novamerican Common Shares in his own name. The remaining shares listed as being beneficially owned by Mr. Jones are held by 3349942 Canada Inc. and 3414116 Canada Inc. separately as described in Footnote 1. Mr. Jones has sole voting power and investment power as President, Secretary and sole director of each of these entities, and as sole shareholder of 3349942 Canada Inc.

CUSIP NO. 669959108                13D                        Page 4 of 10 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

                           3349942 Canada Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     |X|

                                                                  (b)     | |

3        SEC USE ONLY

4        SOURCE OF FUNDS

                       Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               | |

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         3349942 Canada Inc. is organized under the laws of Canada.

                 7       SOLE VOTING POWER
NUMBER OF
SHARES                4,491,669
BENEFICIALLY
OWNED BY         8       SHARED VOTING POWER
EACH
REPORTING                     0
PERSON WITH
                 9       SOLE DISPOSITIVE POWER

                      4,491,669

                 10      SHARED DISPOSITIVE POWER

                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,491,669

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         See Item 5 below.                                                 | |

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       46.3%

14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 669959108                  13D                      Page 5 of 10 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

                           3414116 Canada Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      |X|

                                                                   (b)      | |

3        SEC USE ONLY

4        SOURCE OF FUNDS

                       Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 | |

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         3414116 Canada Inc. is organized under the laws of Canada.

                 7       SOLE VOTING POWER
NUMBER OF
SHARES                1,381,217
BENEFICIALLY
OWNED BY         8       SHARED VOTING POWER
EACH
REPORTING                     0
PERSON WITH
                 9       SOLE DISPOSITIVE POWER

                      1,381,217

                 10      SHARED DISPOSITIVE POWER

                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,381,217

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         See Item 5 below.                                                 | |

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       14.2%

14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 669959108                  13D                      Page 6 of 10 Pages

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is the Common Shares, without nominal or par value (the "Shares"), of Novamerican Steel Inc., a Canadian corporation (the "Company"). The address of the Company's principal executive office is 2175 Hymus Blvd., Dorval, Quebec, Canada H9P 1J8.

Item 2.  Identity and Background

         The persons filing this Statement are D. Bryan Jones ("Jones"), 3349942 Canada Inc., a Canadian corporation wholly owned by Jones ("3349942"), and 3414116 Canada Inc. ("3414116"), a Canadian Corporation wholly owned by 3349942. The business address of Jones, 3349942 and 3414116 is 2175 Hymus Blvd., Dorval, Quebec, Canada H9P 1J8. Jones, a citizen of Canada, is the Chairman of the Board, President and Chief Executive Officer of the Company. 3349942 was formed on February 27, 1997, and is authorized to conduct any business which may be legally conducted by a corporation under the laws of Canada. As of the date hereof, 3349942's business is solely investment management. 3414116 was formed on September 23, 1997, and is authorized to conduct any business which may be legally conducted by a corporation under the laws of Canada. As of the date hereof, 3414116's business is solely investment management. During the last five years, neither Jones, 3349942 nor 3414116 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Jones, 3349942 or 3414116 been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Jones, 3349942 or 3414116 was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 669959108                    13D                    Page 7 of 10 Pages

Item 3.  Source and Amount of Funds or Other Consideration

         Jones purchased an aggregate of 135,054 Shares over the Nasdaq National Market, on the dates and at the price per share (plus commissions) listed below:

Date             No. of shares      Price per
----             -------------      ---------
                                    Share (US
                                    ---------
                                    Dollars)
                                    --------

22-Oct-99        80,000             $9.8750
25-Sep-00            54             $9.2500
24-Jul-02         7,400             $6.2820
24-Jul-02         1,000             $6.1200
24-Oct-02         1,000             $5.0600
25-Oct-02         1,500             $5.0500
25-Oct-02         2,500             $5.0600
29-Oct-02         5,000             $5.1500
29-Oct-02         3,000             $5.1500
30-Oct-02           700             $5.2000
30-Oct-02         1,300             $5.1300
30-Oct-02         4,600             $5.1400
1-Nov-02          2,500             $5.0000
1-Nov-02          2,000             $5.0000
1-Nov-02          2,500             $5.0500
7-Nov-02          7,000             $5.0000
7-Nov-02          3,000             $5.0700
8-Nov-02          9,200             $4.9922
8-Nov-02            800             $5.0000
             ----------
Total           135,054

         This purchase, when aggregated with Jones, 3349942 and 3414116's previously purchased Shares, gives Jones deemed beneficial ownership of 64.5% of the 9,700,000 outstanding Shares. Jones has used his personal funds for his purchases.

Item 4.  Purpose of Transaction

         Jones has purchased his respective shares solely for the purpose of equity security investment. Jones has no present plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation involving the Company or any of its subsidiaries;

CUSIP NO. 669959108                   13D                    Page 8 of 10 Pages

         (c) A sale or merger of an material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a)(i) As of the date of this Statement,  Jones is the beneficial owner
of  6,260,290   (approximately   64.5%  of  the  outstanding  Shares,  based  on
information provided in the Company's Form 6-K filed October 16, 2002).

         (ii) As of the date of this Statement, 3349942 is the beneficial owner of 4,491,669 Shares (approximately 46.3% of the outstanding Shares, based on information provided in the Company's Form 6-K filed October 16, 2002). Jones, as the 100% owner of 3349942, may be deemed to beneficially own Shares beneficially owned by 3349942. Except to the extent of his interest as 100% owner of 3349942, Jones expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Jones is the beneficial owner of the Shares owned by 3349942 and covered by this Statement.

         (iii) As of the date of this Statement, 3414116 is the beneficial owner of 1,381,217 Shares (approximately 14.2% of the outstanding Shares, based on information provided in the Company's Form 6-K filed October 16, 2002). Except to the extent of his interest as 100% owner of 3349942, Jones expressly

CUSIP NO. 669959108                    13D                    Page 9 of 10 Pages

disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Jones is the beneficial owner of the Shares owned by 3414116 and covered by this Statement.

         (b) Jones has sole voting and investment power with respect to the Shares reported in (a)(i) above. 3349942 has sole voting power and sole investment power with respect to the Shares reported in (a)(ii) above. 3414116 has sole voting power and sole investment power with respect to the Shares reported in (a)(iii) above.

         (c) Jones has, during the past 60 days, effected the following Share purchases:

Date             No. of shares     Price per
----             -------------     ---------
                                   Share (US
                                   ---------
                                    Dollars)
                                    --------

24-Oct-02           1,000           $5.0600
25-Oct-02           1,500           $5.0500
25-Oct-02           2,500           $5.0600
29-Oct-02           5,000           $5.1500
29-Oct-02           3,000           $5.1500
30-Oct-02             700           $5.2000
30-Oct-02           1,300           $5.1300
30-Oct-02           4,600           $5.1400
1-Nov-02            2,500           $5.0000
1-Nov-02            2,000           $5.0000
1-Nov-02            2,500           $5.0500
7-Nov-02            7,000           $5.0000
7-Nov-02            3,000           $5.0700
8-Nov-02            9,200           $4.9922
8-Nov-02              800           $5.0000


These purchases, accomplished via open market trades over the Nasdaq National Market, were effected strictly as security investments. As a result of these purchases, Jones is the beneficial owner of the 6,260,290 Shares referenced in
(a)(i) above.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Jones, 3349942 or 3414116 and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 669959108                    13D                   Page 10 of 10 Pages

Item 7.  Material to Be Filed as Exhibits

         The following document is filed herewith as an exhibit to this statement:

         (a)      Joint Filing Agreement

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ D. Bryan Jones
                                        --------------------
                                        D. Bryan Jones

                                        3349942 CANADA, INC.


                                        By /s/ D. Bryan Jones
                                           --------------------
                                        D. Bryan Jones
                                        President and Secretary

                                        3414116 CANADA, INC.


                                        By /s/ D. Bryan Jones
                                           --------------------
                                        D. Bryan Jones
                                        President and Secretary

                                        Date: November 22, 2002